FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2006

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey Board Changes

Abbey has appointed Rosemary Thorne as a Non-Executive Director with effect from 1st July 2006. Rosemary will also be appointed to Abbey’s Audit and Risk Committee.

Rosemary is currently Chief Financial Officer of Ladbrokes Plc and was formerly Group Finance Director of Bradford & Bingley Plc, J Sainsbury Plc, and Group Financial Controller of Grand Metropolitan Plc.

She is currently a Non-Executive Director of Cadbury Schweppes Plc and a member of the Financial Reporting Council, Financial Reporting Review Panel and Hundred Group Main Committee.

- Ends -

For further details, please contact:

Matthew Young, Communications Director:	Tel: 0207 756 4232
Stephanie Thatcher, Abbey Media Relations:	Tel: 0207 756 4212

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 14 th June 2006	By: /s/ Jason Wright
(Authorized Signatory)